Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                          29 September 2006


                              WPP GROUP PLC ("WPP")

                         G2 acquires MDS Boole in Spain


WPP announces that its wholly-owned operating company, G2, the global network of companies specialising in activation marketing and brand communications beyond advertising, has agreed to acquire 70% of the share capital of M/D/S Boole ("MDS Boole"), a leading data, analytics and metrics consultancy in Spain.

Founded in 2003, and based in Madrid, MDS Boole employs 18 people. MDS Boole's clients include BAT, Nokia, Diageo, SEAT and Vodafone.

MDS's revenues for the year ended 31 December 2005 were Euro 1.3 million, with gross assets at the same date of Euro 1.1 million.

This investment continues WPP's strategy of developing its networks in important markets and sectors.

Contact:
Feona McEwan, WPP       44-20 7408 2204

www.wpp.com